Russell Investments Implementation Services, LLC
Statement of Financial Condition
December 31, 2019
(Confidential treatment requested)

Assets

Cash and cash equivalents	$	24,797,109
Cash segregated under federal regulations		2,834,470
Securities commissions receivable		9,674,916
Fees receivable		8,030,220
Prepayments for customer research services credits		32,746
Prepaid expenses and other		346,062
Fixed assets, net		1,599
Deferred income taxes, net		49,252,386
Total assets	$	94,969,508

Liabilities and Member's Equity

Liabilities

Commission credits payable to customers	$	1,230,455
Compensation payable		3,068,137
Accrued expenses		838,692
Payable to brokers and subadvisors		5,235,930
Due to affiliates		5,943,580
Taxes payable		1,026,886
Incentive compensation liabilities		87,667
Other liabilities		203,077
Total liabilities		17,634,424

Guarantees and contingencies (Notes 9 and 10)

Member's equity

Member's equity		67,702,956
Retained earnings		9,632,128
Total member's equity		77,335,084
Total liabilities and member's equity	$	94,969,508

The accompanying notes are an integral part of these financial statements.